

2/7/06



06001817

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL RECEIVED PROCESSING

JAN 3 0 2006

WASH. D.C. 192 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response...... 12.00	

SEC FILE NUMBER
8- 31616

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____**12/01/04**____ AND ENDING____**11/30/05**____
$\qquad$ MM/DD/YY $\qquad\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aegis Capital Corp.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

810 Seventh Avenue
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Geoffrey Hammell $\qquad$ **212 - 813 - 1010**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP

(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	**New York City**	**New York**	**10018**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FEB 1 3 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Robert J. Eide__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Aegis Capital Corp.__ , as
of __November 30__ , 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

CEO
_____ Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AEGIS CAPITAL CORP.

Financial Statements
November 30, 2005

AEGIS CAPITAL CORP.

Table of Contents
November 30, 2005



RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Aegis Capital Corp.

We have audited the accompanying statement of financial condition of Aegis Capital Corp. as of November 30, 2005 and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aegis Capital Corp. as of November 30, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented to comply with the requirements of Rule 17a-5 of the Securities and Exchange Commission and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

RAICH ENDE MALTER & CO. LLP
New York, New York
January 20, 2006

1

Aegis Capital Corp.

Statement of Financial Condition
November 30, 2005

ASSETS

Cash and cash equivalents	$	392,152
Receivables from brokers		1,456,894
Receivables from affiliate companies		48,931
Receivables from officers, directors and employees		1,538,252
Securities owned:		
Marketable - at market value		225,999
Not readily marketable - at estimated fair value		69,528
Prepaid expenses and other		18,148
Equipment, fixtures and improvements - net of		
accumulated depreciation and amortization of $988,948		335,138
Cash value life insurance of $197,596 - net borrowings		
of $194,265		3,332
Deposits		95,708
	$	4,184,082

LIABILITIES AND STOCKHOLDER'S EQUITY

Notes payable	$	10,193
Accounts payable and accrued expenses		253,240
Due to brokers		774,996
Securities sold, not yet purchased - at market value		22,289
Other		16,250
		1,076,968
Subordinated loans		2,460,000

Commitment and Contingencies

Stockholder's Equity

Common stock - $1.00 par value - 1,000 shares		
authorized, 100 shares issued and outstanding		100
Additional paid-in capital		1,501,865
Accumulated (deficit)		(854,851)
		647,114
	$	4,184,082

AEGIS CAPITAL CORP.

Statement of Income
For the Year Ended November 30, 2005

Revenues	
Commissions	$ 6,449,734
Realized gain on firm trading investments	3,246,996
Unrealized losses on firm investments	(105,389)
Miscellaneous Income	556
Interest and dividends	496,981
	10,088,878
Expenses	
Clearing and brokerage charges	1,684,031
Salaries - trading	1,526,608
- officers	1,582,753
- administration	696,498
Employee payroll taxes	191,801
Commissions	1,593,682
Regulatory fees and expenses	88,251
Occupancy cost - rent	346,270
- utilities and taxes	203,801
Office, administrative and other operating	1,272,671
Consulting and professional fees	611,592
	9,797,958
Income Before Depreciation, Amortization and Interest Expense	290,920
Depreciation and Amortization	98,819
Interest Expense	181,658
Net Income	$ 10,443

See notes to financial statements.

AEGIS CAPITAL CORP.

Statement of Changes in Stockholder's Equity
For the Year Ended November 30, 2005

	Common Stock	Additional Paid-in Capital	Accumulated (Deficit)	Total
Balance - November 30, 2004	$ 100	$ 1,501,865	$ (865,294)	$ 636,671
Net Income	-	-	10,443	10,443
Balance - November 30, 2005	$ 100	$ 1,501,865	$ (854,851)	$ 647,114

AEGIS CAPITAL CORP.

Statement of Changes in Subordinated Borrowings
For the Year Ended November 30, 2005

Subordinated borrowings *- November 30, 2004*	$ 2,460,000
Increases - issuance of subordinated note	-
Subordinated borrowings *- November 30, 2005*	$ 2,460,000

AEGIS CAPITAL CORP.

Statement of Cash Flows
For the Year Ended November 30, 2005

Cash Flows From Operating Activities
Net Income	$ 10,443
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	98,819
Reclassification of employee advances to salaries	1,730,653
Accrual of interest on receivables from officers, directors and employees	(57,570)
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivables from brokers	(505,741)
Securities owned	105,469
Prepaid expenses and other	39,375
Deposits	40,548
Increase (decrease) in:	
Accounts payable and accrued expenses	(53,901)
Due to brokers	557,653
Securities sold, not yet purchased at market value	(3,454)
Other	(1,822)
	1,960,472

Cash Flows From Investing Activities
Acquisition of equipment, fixtures and improvements	(198,471)
Payments increasing cash value life insurance	(69,874)
Advances to affiliate companies	(116,929)
Advances to officers, directors and employees	(1,625,932)
	(2,011,206)

Cash Flows From Financing Activities
Proceeds from note payable	15,000
Principal payments of note payable	(4,807)
Advances from affiliated companies	238,328
Repayment of advances to officers, directors and employees	100,000
Proceeds from borrowings against cash value of life insurance policies	83,729
	432,250

Increase in Cash and Cash Equivalents	381,516
Cash and Cash Equivalents - beginning	10,636
Cash and Cash Equivalents - end	$ 392,152

Supplemental Cash Flow Information
Cash paid for interest	$ 121,729

1 - ORGANIZATION AND BUSINESS

Aegis Capital Corp. (the "Company") was incorporated on January 30, 1984 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Aegis Capital Holding Corp. (the "Parent") and maintains offices in New York, Virginia, and Florida.

The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation.

The Company earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through other broker/dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3. The Company's business also includes making markets in certain publicly traded securities whereby the Company realizes gains and losses from trading.

The Company also acts on behalf of customers in managing certain security offerings and in the placement of corporate debt, bank loans and other debt instruments.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds to be cash equivalents.

b. Securities Transactions

Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

c. Revenue Recognition

Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ

are recorded on a trade date basis as required by generally accepted accounting principles. Commissions earned from other trading activities are recorded as transactions when closed between buyers and sellers.

d. Depreciation and Amortization

Equipment, fixtures and improvements are stated at cost. Replacements, maintenance and repairs which do not improve or extend the life of an asset are expensed. Equipment, fixtures and improvements are depreciated using the straight-line and accelerated methods over estimated useful lives of five to seven years.

e. Income Taxes

The Company, with the consent of its stockholder, files as a subsidiary included in the consolidated federal and state income tax returns of its Parent corporation. The Parent corporation has elected under the Internal Revenue Code to be an S corporation. The stockholders of an S corporation individually report for tax purposes their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

f. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - RECEIVABLES AND PAYABLES TO BROKERS

The clearing and depository operations for the Company's and customers' securities transactions are provided by the Clearing Brokers pursuant to a clearance agreement.

At November 30, 2005, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Broker aggregating approximately $1,077,000 and commission revenue earned as an introducing broker for its customers, net of clearing expenses.

The amount payable to Clearing Brokers at November 30, 2005 represents clearing charges and other fees in excess of commissions earned.

4 - RECEIVABLES FROM AFFILIATE COMPANIES

The Company has advanced funds to its parent and corporations wholly-owned by the stockholders of its Parent. The advances are without interest and are payable on demand.

5 - RECEIVABLES FROM OFFICERS, DIRECTORS AND EMPLOYEES

The Company has advanced funds to certain officers, directors and employees. The advances to employees are made on a short-term basis and do not bear interest. Funds loaned to officers and directors are payable on demand and bear interest at 4% per annum. At November 30, 2005, the aggregate amount of accrued and unpaid interest is $219,950. Included in interest income for the year ended November 30, 2005 is interest from officers and directors totaling $57,570.

Included in consulting and professional fees for the year ended November 30, 2005 are payments to officers and directors totaling $501,306.

6 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased consist of trading and investment securities at market values as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 225,999	$ 22,289

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At November 30, 2005, these securities at estimated fair values consist of the following:

Equities - corporate Stocks	$ 59,528
Other	10,000
	$ 69,528

7 - EQUIPMENT, FIXTURES AND IMPROVEMENTS

Equipment, fixtures and improvements are stated at cost and are summarized as follows:

Equipment - office and data processing	$ 915,624
Furnitue and fixtures	268,727
Leasehold improvements	139,735
	1,324,086
Less: Accumulated depreciation and amortization	988,948
	$ 335,138

Depreciation expense for the year ended November 30, 2005 amounted to $98,819.

8 - NOTE PAYABLE

Note payable to NASD in the original amount of $15,000 with a balance remaining of $10,193. This note bears interest at 9% per annum and is payable in monthly installments of $660 including interest and is due on demand.

9 - SUBORDINATED LOANS

The borrowings under subordination agreements at November 30, 2005 are as follows:

Subordinated notes payable to ADP Clearing and Outsourcing Services, Inc. ("ADPCOSI") - interest at 6% per annum - due September 30, 2010	$ 2,000,000
Subordinated notes payable to officers and directors - interest at 10% per annum - due June 30, 2008	100,000
Subordinated notes payable to officers and directors - interest at 15% per annum - due June 30, 2008	100,000
Subordinated notes payable to officers and directors - interest at 12% per annum - due June 1, 2010	35,000
Subordinated notes payable to officers and directors - interest at 12% per annum - due August 30, 2010	125,000
Subordinated notes payable to officers and directors - interest at 8% per annum - due December 30, 2010	100,000
	$ 2,460,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

One of the Company's officers has agreed to guarantee $500,000 of the subordinated loans payable to ADPCOSI.

For the year ended November 30, 2005, interest expense on all subordinated loans at stated interest rates is $172,200. However, interest payable, in the amount of $43,950, of the notes maturing in June 2008, June 2010, August 2010, and December 2010, was waived by the lenders and, therefore, interest expense related to subordinated loans reflected in the Statement of Operations is $128,250.

10 - COMMITMENTS AND CONTINGENCIES

The Company subleases office space located in Valley Stream, New York from its parent under a rent-sharing agreement. The rent-sharing agreement requires the

Continued

10

Company to pay a proportionate share of the annual rent and other charges under the lease through January 2013, the expiration date of the underlying lease. For the year ended November 30, 2005, the total amount of rent and related charges paid by the Company was $205,612.

The Company subleases office space located in New York City, New York, from its parent under a rent sharing agreement. The rent sharing agreement requires the Company to pay a proportionate share of the annual rent and other charges under the lease through May 2015, the expiration of the underlying lease. For the year ended November 30, 2005, the total amount paid by the Company was $129,723.

The Company is obligated under a lease agreement for its office space located in Springfield, Virginia effective January 2003. The lease provides for annual rent payments of $47,139 and increases each year through July 31, 2006, the expiration date.

The Company has entered into a sublease agreement for its office in Valley Stream, New York where the Company is the sublessor. The lease requires the subtenant to pay the Company $3,300 per annum through January 2006.

Net minimum future rental payments net of subtenant receipts pursuant to the above leases as of November 30, 2005 for the next five years and in the aggregate are:

November 30,

2006	$ 390,389
2007	$ 382,104
2008	$ 387,450
2009	$ 392,796
2010	$ 407,979
Thereafter	$ 1,451,156

Net rent expense for all of the above leases amounted to $346,270 for the year ended November 30, 2005.

The Company has agreed to pledge $200,000 of cash held in accounts in a bank as collateral for certain loans of its parent company.

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts on deposit exceed the FDIC insurance limit of $100,000. As of November 30, 2005, the Company's cash balances on deposit exceed the insured limits by $332,914.

An action was filed against the Company which alleges breach of contract and fraud seeking compensatory damages in the amount of $25,000. The Company has filed a response denying the allegations. The Company believes that the action is without merit and intends to vigorously defend this matter.

An action was filed against the Company which seeks compensatory damages in the amount of at least $791,000 plus interest. The Company filed a Statement of Answer denying all claims. The matter is still in the discovery stages and the Company is unable to estimate the damages, if any, which might arise from the action. The Company believes that the action is without merit and intends to vigorously defend this matter.

An arbitration was commenced before the NASD seeking damages of $60,000. The Company believes that this matter will be settled without damages.

11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and aggregate indebtedness and debt-to-debt equity ratios. At November 30, 2005, the Company had net capital of $736,282, which was $254,687 in excess of its required net capital of $481,595. The Company's net capital ratio was 1.43 to 1.

12 - OFF-BALANCE-SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

AEGIS CAPITAL CORP.

Supplemental Information - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
November 30, 2005   *Schedule I*

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 647,114
Additions:	
Liabilities subordinated to claims of general creditors allowable in the computation of net capital	2,460,000
	3,107,114
Deductions:	
Non-allowable assets - assets not readily convertible to cash:	
Restricted cash	200,002
Securities owned not readily marketable	69,528
Equipment, fixtures and improvements - net book value	335,138
Receivables from non-customers	1,587,183
Prepaid expenses and other	18,148
Cash value life insurance	3,332
Deposits	95,708
	2,309,039
Net capital before haircuts	798,075
Haircuts on securities:	
All other securities	61,793
Net Capital	$ 736,282

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Computation of aggregate indebtedness:	
Notes Payable	$ 10,193
Accounts payable and accrued expenses	253,240
Due to brokers	774,996
Other	16,250
Aggregate indebtedness	$ 1,054,679
Minimum Net Capital Requirement - 6.67% of adjusted aggregate indebtedness	$ 70,347
Net Capital Requirement	481,595
Net Capital in Excess of Requirement	$ 254,687
Percentage of Aggregate Indebtedness to Net Capital	143%
Ratio of Aggregate Indebtedness to Net Capital	1.43 to 1

There were no material differences noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated December 22, 2005 as filed by the Company.

AEGIS CAPITAL CORP.

Supplemental Information - Computation for Determination of Reserve Requirements
* Under Rule 15c3-3 of the Securities and Exchange Commission*
November 30, 2005   *Schedule II*

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of November 30, 2005 in accordance with Rule 15c3-3(k)(2)(ii).



RAICH
ENDE
MALTER & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Aegis Capital Corp.

In planning and performing our audit of the financial statements of Aegis Capital Corp. for the year ended November 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedure referred above, 'error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

To the Board of Directors of
Aegis Capital Corp.
Page Two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

RAICH ENDE MALTER & CO. LLP
New York, New York
January 20, 2006